Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change January 8, 2008
Item 3	News Release The news release dated January 8, 2008 was disseminated through Marketwire.
Item 4	Summary of Material Change Canplats Resources Corporation announced two senior appointments to its management and consulting team.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated January 8, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of January, 2008.

January 8, 2008	TSX Venture Symbol: CPQ

CANPLATS MAKES TWO SENIOR APPOINTMENTS

Vancouver, B.C. – Canplats Resources Corporation (CPQ: TSX Venture) is pleased to announce two senior appointments to its management and consulting team.

Bruce Youngman has been appointed President and Chief Operating Officer to lead the management team in advancing the Company’s exploration programs, specifically the Camino Rojo precious and base metal project, located in Zacatecas state, Mexico. Mr. Youngman has over twenty-five years of experience in mineral exploration and public company management. Mr. Youngman served as a director and senior officer of Northern Dynasty Minerals Ltd. and was closely involved in the acquisition and exploration of the Pebble Gold-Copper Porphyry Project in Alaska.

Tom Turner has been retained as Senior Consultant for the Camino Rojo project. Mr. Turner has over thirty-five years’ experience as an exploration geologist and as a project manager. Mr. Turner has been instrumental in the discovery of a number of significant mineral deposits, including the Penasco precious and base metal ore body, currently under development at Goldcorp Inc.’s Penasquito project, located 50km to the north of Canplats’ Camino Rojo project.

Company Chairman and CEO, R.E. Gordon Davis, commented: “Bruce and Tom are two excellent additions to the team. Their experience and skill sets will be invaluable as we advance the recently discovered Camino Rojo project.”

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com
Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.